Exhibit 3.3

AGREEMENT

This is an agreement between InoLife Technologies, Inc. (the “Company”) and Gary Berthold and Sharon Berthold (collectively, “Berthold”) dated this 29th day of June, 2011.

WHEREAS, Berthold owns 60 shares of InoLife Series B Preferred Stock (“Preferred Stock”); and

WHEREAS, the parties seek to place restrictions on the conversion of the Company’s Preferred Stock.

NOW, THEREFORE, it is agreed as follows:

1. Not Convertible.  For so long as Berthold is an officer and director of the Company and for a period of 60 days thereafter, Berthold shall not convert any shares of the Company’s Preferred Stock into common stock unless such conversion is made in connection with a reorganization of the Company, a merger or sale of all or substantially all of the Company’s assets.

2. Amendment to Designation of Preferred Stock.  The Company shall amend the designations and preferences of the Preferred Stock to include the provisions set forth in 1 above.  The foregoing notwithstanding the restrictions imposed herein shall be effective upon the issuance of the Preferred Stock.

This agreement is dated as of the date set forth above.

INOLIFE TECHNOLOGIES, INC.

By: /s/Gary Berthold	/s/Gary Berthold
CEO	Gary Berthold

/s/Sharon Berthold
Sharon Berthold